UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, €0.10 nominal value per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23306J101	Page 2 of 17

1.	Name of reporting persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 3 of 17

1.	Name of reporting persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 4 of 17

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 5 of 17

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 6 of 17

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 7 of 17

1.	Name of reporting persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 8 of 17

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 9 of 17

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 10 of 17

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 11 of 17

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,403,479[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,403,479[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,479[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise.
3	Based on (i) 94,025,441 Ordinary Shares outstanding as of November 3, 2022 according to information obtained from the Issuer on November 3, 2022 plus (ii) 103,479 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 23306J101	Page 12 of 17

Introductory Note: This Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP II LP”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment II”), Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management II”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP II LP, VHCP Co-Investment II, VHCP III LP, VHCP Co-Investment III, VHCP EG, VHCP Management II and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Ordinary Shares of DBV Technologies S.A.

Item 1.

(a)	Name of Issuer

DBV Technologies S.A.

(b)	Address of Issuer’s Principal Executive Offices

177-181 avenue Pierre Brossolette

92120 Montrouge France

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management II, LLC

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

CUSIP No. 23306J101	Page 13 of 17

(d)	Title of Class of Securities

Ordinary shares, €0.10 nominal value per share (the “Ordinary Shares”).

(e)	CUSIP Number

23306J101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2022:

Venrock Healthcare Capital Partners II, L.P.	9,403,479	(1)
VHCP Co-Investment Holdings II, LLC	9,403,479	(1)
Venrock Healthcare Capital Partners III, L.P.	9,403,479	(1)
VHCP Co-Investment Holdings III, LLC	9,403,479	(1)
Venrock Healthcare Capital Partners EG, L.P.	9,403,479	(1)
VHCP Management II, LLC	9,403,479	(1)
VHCP Management III, LLC	9,403,479	(1)
VHCP Management EG, LLC	9,403,479	(1)
Nimish Shah	9,403,479	(1)
Bong Koh	9,403,479	(1)

(b)	Percent of Class as of December 31, 2022:

Venrock Healthcare Capital Partners II, L.P.	9.99%
VHCP Co-Investment Holdings II, LLC	9.99%
Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management II, LLC	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of December 31, 2022:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 23306J101	Page 14 of 17

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	9,403,479	(1)
VHCP Co-Investment Holdings II, LLC	9,403,479	(1)
Venrock Healthcare Capital Partners III, L.P.	9,403,479	(1)
VHCP Co-Investment Holdings III, LLC	9,403,479	(1)
Venrock Healthcare Capital Partners EG, L.P.	9,403,479	(1)
VHCP Management II, LLC	9,403,479	(1)
VHCP Management III, LLC	9,403,479	(1)
VHCP Management EG, LLC	9,403,479	(1)
Nimish Shah	9,403,479	(1)
Bong Koh	9,403,479	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	9,403,479	(1)
VHCP Co-Investment Holdings II, LLC	9,403,479	(1)
Venrock Healthcare Capital Partners III, L.P.	9,403,479	(1)
VHCP Co-Investment Holdings III, LLC	9,403,479	(1)
Venrock Healthcare Capital Partners EG, L.P.	9,403,479	(1)
VHCP Management II, LLC	9,403,479	(1)
VHCP Management III, LLC	9,403,479	(1)
VHCP Management EG, LLC	9,403,479	(1)
Nimish Shah	9,403,479	(1)
Bong Koh	9,403,479	(1)

(1)	Consists of (i) 951,439 shares and 10,586 shares issuable upon the exercise of immediately exercisable pre-funded warrants (“Warrants”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 385,717 shares and 4,292 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings II, LLC, (iii) 2,093,431 shares and 23,293 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 209,422 shares and 2,330 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC and (v) 5,659,991 shares and 62,977 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management II, LLC, VHCP Management III, LLC and VHCP Management EG, LLC.

CUSIP No. 23306J101	Page 15 of 17

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 23306J101	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Venrock Healthcare Capital Partners II, L.P.			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	General Partner

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			VHCP Co-Investment Holdings III, LLC

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	Manager		Its:	Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.			VHCP Management EG, LLC

By:	VHCP Management EG, LLC		By:	/s/ David L. Stepp
Its:	General Partner			Name:	David L. Stepp
				Its:	Authorized Signatory
By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

VHCP Management II, LLC			VHCP Management III, LLC

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

Nimish Shah			Bong Koh

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	David L. Stepp, as attorney-in-fact			David L. Stepp, as attorney-in-fact

CUSIP No. 23306J101	Page 17 of 17

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit B to Schedule 13G filed on June 23, 2022)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed on June 23, 2022)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit B to Schedule 13G filed on June 23, 2022)